Exhibit 99.1

June 7, 2024	TSX.V: GRZ NR-24-09

Gold Reserve Inc. CLOSES US$15.0m Private Placement

Toronto, Ontario —June 7, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce the closing of its previously announced best efforts private placement of 4,285,715 Class A common shares of the Company (the “Common Shares”) at a price of US$3.50 per Common Share for gross proceeds of approximately US$15,000,000.00 (the “Offering”) with Cantor Fitzgerald Canada Corporation (“CFCC”) as sole agent and bookrunner. Following the Offering, there are a total of 103,954,426 Common Shares issued and outstanding.

The Company continues to evaluate and consider engaging in a potential transaction (the “Potential Transaction”) in relation to the sale of the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp (the “Sale Process”). The Potential Transaction may include the Company submitting a bid (a “Potential Bid”), either solely or jointly with certain undetermined parties, pursuant to the sales and bidding procedures managed by the Special Master of the U.S. District Court for the District of Delaware (the “Bidding Procedures”).

In connection with the Offering, the Company has paid CFCC a cash commission totalling approximately US$400,000. The net proceeds from the Offering will be used to fund certain expenses in connection with the Potential Transaction, including a potential cash deposit required for a Potential Bid submitted pursuant to the Bidding Procedures; however, there can be no assurance that a Potential Bid will be submitted or that the Potential Transaction will be consummated. In the event that (i) a Potential Bid is not submitted, or (ii) a Potential Bid is submitted but the Potential Transaction is not consummated, the net proceeds of the Offering may also be used for working capital and general corporate purposes.

Any Common Shares sold to investors outside of Canada were sold pursuant to OSC Rule 72-503 and subject to compliance with applicable securities laws, will be free from resale restrictions under applicable Canadian securities laws, provided that the trade is not a “control distribution” (as defined in National Instrument 45-102 – Resale of Securities).

The Offering remains subject to the final acceptance of the TSXV.

ON BEHALF OF THE BOARD OF DIRECTORS

Paul Rivett

Executive Vice-Chairman

Cautionary Statement Regarding Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. They are frequently characterized by words such as “anticipates”, “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed”, “positioned” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward looking statements contained in this press release include, but are not limited to, statements relating to the Offering and the Potential Transaction.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual events, outcomes or results of Gold Reserve to be materially different from our estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements, including but not limited to: failure to obtain any necessary regulatory approvals in connection with the Offering; the failure of the Company to negotiate and/or submit a Potential Transaction, including as a result of failing to obtain sufficient equity and/or debt financing to fund the expenses in connection with any Potential Transaction; that the proceeds of any equity/debt financing are used for purposes other than expenses associated with the making of any Potential Transaction; that the Potential Transaction may not close due to the Sale Process not being completed, including as a result of the United States Office of Foreign Asset Control not granting an authorization in connection with any potential sale of PDVH shares and/or whether it changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required shareholders and/or regulatory approvals (including approvals of the TSX Venture Exchange) for, or satisfy other conditions to effect, any transaction related to the Potential Transaction; that the Company forfeit any cash amount deposit made due to failing to complete the Potential Transaction or otherwise; that the making of the Potential Transaction or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by a Potential Transaction, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factor; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith; the amount, if any, of proceeds associated with the Sale Process; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of Venezuela and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; and the proceeds from the Sale Process may not be sufficient to satisfy the amounts outstanding under the Company’s September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual

Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar, as well as subsequent filings on such platforms.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information regarding Gold Reserve Inc., please contact:

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634